SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
105

UNI
SECURITIES AND
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AB
3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, Suite 530
(No. and Street)

Orange, (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darol K. Paulsen, C.E.O. 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP
(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, Suite 210 (Address) Brea (City) California 92821-6702 (Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.
Title

Notary Public

EMMITT EARL HAMER
Commission # 1722869
Notary Public - California
Orange County
My Comm. Expires Feb 1, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2008

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
105

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

Certified Public Accountants
Brea, California

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2008

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

INDEPENDENT AUDITORS' REPORT

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have audited the balance sheet of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2008 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2008, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and the S.E.C. compliance letter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bates Coughtry Reiss LLP

Brea, California
February 24, 2009

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
BALANCE SHEET
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	4,337,693
Commissions receivable		1,587,381
Prepaid insurance		47,856
Total current assets		5,972,930
OTHER ASSETS:		
Deposit - Pershing		50,000
Deposit - Other		4,985
Total assets	$	6,027,915

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:		
Commissions payable	$	1,879,175
Conference deposits		217,692
Accrued expenses		14,732
Total current liabilities		2,111,599
COMMITMENTS		-
PARTNERS' CAPITAL		3,916,316
Total liabilities and partners' capital	$	6,027,915

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUE:	
Variable Annuities	$ 11,488,953
Mutual Funds	7,394,840
RIA	7,728,881
Securities	1,806,127
Variable Life	563,487
Limited Partnerships	5,674,516
Tax Sheltered Annuities	425,361
Insurance	3,380
Interest Income	20,689
Marketing Fees	647,384
Miscellaneous	43,250
Reimbursements	840,332
Total Revenue	36,637,200
EXPENSES:	
Automobile Expenses	15,866
Advertising, Printing, & Postage	156,782
Commission Expense	31,038,290
Contract Service Fees - Personnel	1,872,542
Contract Service Fees - Facilities & Equipment	278,675
Computer Services	154,258
Computer Image Processing	24,624
Dues and Subscriptions	201,348
Insurance	714,485
Interest	18,741
Meals & Entertainment	90,513
Office Supplies and Expenses	34,242
Professional Fees	92,867
Tax, License and Permits	188,786
Miscellaneous Expenses	1,750
Settlements	173,175
Total Expenses	35,056,944
NET INCOME	$ 1,580,256

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2008

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,219,788	$ 1,560,105	$ 3,779,893
Net Income	1,063,986	516,270	1,580,256
Distributions to Partners	(972,133)	(471,700)	(1,443,833)
Ending Balance at December 31, 2008	$ 2,311,641	$ 1,604,675	$ 3,916,316

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,580,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of loan receivable commission	$ 4,728	
Changes in operating assets and liabilities:		
Decrease in accounts receivable	188,425	
Increase in prepaid expenses	(5,275)	
Decrease in deposits	418	
Decrease in commissions payable	(345,766)	
Decrease in conference deposits	(10,003)	
Decrease in accrued expenses	(14,578)	
Total adjustments		(182,051)
Net cash provided by operating activities		1,398,205
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash distributions to partners	(1,443,833)	
Net cash used for financing activities		(1,443,833)
Net Decrease in Cash and Cash Equivalents		(45,628)
Cash and Cash Equivalents at Beginning of Year		4,383,321
Cash and Cash Equivalents at End of Year		$ 4,337,693

See Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 for the purpose of operating as a registered broker/dealer and investment advisor, and providing investment services.

Effective June 1, 1999, the Partnership purchased the broker/dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2008 the Partnership is registered in fifty states and Washington, D.C.

B. The Partnership has entered into an agreement with Consolidated Brokerage Services, Inc. (CBS) (a California corporation), where Consolidated Brokerage Services, Inc. performs various services for the Partnership, and in return the Partnership pays a monthly fee to Consolidated Brokerage Services, Inc. (Note 6)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed the December 31, 2008 commission receivable balance of $1,587,381. All receivables have been collected within 30 days following the close of the year. As such, no allowance for bad debts has been included in the statements. Approximately $185,970 of the commissions receivable were held in various brokerage escrow accounts with Pershing LLC.

E. Commissions are reflected as income when earned and commissions due to salesmen are recorded as expense when incurred.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2008 is $98,423.

G. All material tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2008 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 1,739,379
Certificates of Deposit	2,598,314
Total	$ 4,337,693

The Partnership has eleven Certificates of Deposit in eleven separate Financial Institutions which are located throughout the United States. Each Certificate of Deposit has a maturity term of 30 days and each respective maturity value does not exceed the $250,000 Federal Deposit Insurance limitation. All Certificates of Deposit are purchased and redeemed through UnionBanc Investment Services, LLC.

NOTE 3 – CONFERENCE DEPOSITS

The conference deposits of $217,692 at December 31, 2008 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs in 2009.

NOTE 4 – CONTINGENT LIABILITY

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California. The lease was amended in December 2008 and expires in May 2010. The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2009 - $266,415; 2010 $114,521

NOTE 6 – RELATED PARTY TRANSACTIONS

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2008, the Partnership paid Consolidated Brokerage Services, Inc. $2,747,893 for services and general operating expenses incurred pursuant to the service agreement.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2008, the Partnership paid CCIA $9,025 as reimbursement for expenses.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 18,741
State Income Tax	$ 1,529

Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity, selling various types of registered securities and investments on a commission basis, is done through regulated investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its general cash account in Union Bank of California and periodically purchases various short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Pursuant to the current insurance provisions of the Federal Deposit Insurance Corporation (FDIC), non-interest bearing transaction bank accounts are temporarily insured for the entire balance until December 31, 2009. All interest bearing accounts at each respective participating FDIC-insured bank are also insured up to $250,000 per depositor. Accordingly, the Partnership did not have any excess uninsured cash balances as of December 31, 2008.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,615,166, as computed in supplementary schedule I, which was $3,474,393 in excess of its required net capital of $140,773. The Company's liabilities to net capital ratio was .5841 to 1.

NOTE 11 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2008 the Partnership's Management has settled a multiparty FINRA dispute resolution case which was subject to arbitration and had been commenced in a prior year; no cases remain pending. During the year ended December 31, 2008 the Partnership expensed paid claims as a result of the settlement reached.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 3,916,316
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,916,316
Less non-allowable assets:		
Accounts receivable	$ 215,202	
Prepaid insurance	47,856	
Deposits – other	4,985	
Total non-allowable		268,043
Less other deductions:		
Fidelity bond deductible		33,107
Net capital		$ 3,615,166

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2008

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2008	$ 3,858,672	$ (242,410)	$ 3,616,262
Subsequent Audit Adjustments: NONE			
Increase/(Decrease) in Revenue:	(77,192)	-	(77,192)
Decrease/(Increase) in Expenses:	134,836	-	134,836
Assets:			
Commissions Receivable (N/A)	-	(57,661)	(57,661)
Other Reductions: Fidelity Bond Provision	-	(1,079)	(1,079)
Net Capital, 12/31/08	$ 3,916,316	$ (301,150)	$ 3,615,166

See Auditor's Report.

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have examined the answers to the financial questionnaire Form X-17A-5 Part IIA of Crown Capital Securities, L.P. as of December 31, 2008 and have recomputed and reconciled portions thereof as reported on the separate supplementary schedules I and V and did not find any existing material differences.

This supplementary letter, which contains comments not considered necessary for a fair presentation of the financial statements or for the schedules and other data and information included in Form X-17A-5 Part III, is being furnished as a summary of the compliance with the audit requirements of the Securities and Exchange Commission.

Our consideration of the Limited Partnership's internal control over financial reporting can be found in the separate internal control report issued pursuant to SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC rule 15c3-3.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Brea, CA
February 24, 2009

Bates Coughtry Reiss LLP

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

To The Management of
Crown Capital Securities, L.P.
725 Town and Country Road, Suite 530
Orange, CA 92868

In planning and performing our audit of the financial statements and supplemental schedules of Crown Capital Securities, L.P. (the Partnership), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brea, California
February 24, 2009

END